August 2, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Eric Envall

Re:	Registration Statement on Form S-1 (File No. 333-212514) of Medley LLC

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representative of the several purchasing agents, hereby join the Company’s request for acceleration of the effective date of the above-referenced Registration Statement, as amended, requesting effectiveness for 4:30 p.m., Eastern Time, on Wednesday, August 3, 2016 or as soon thereafter as practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 500 copies of the Company’s Preliminary Prospectus dated August 2, 2016 through the date hereof to purchasing agents, underwriters, dealers, institutions and others.

The undersigned, as Representative of the several purchasing agents, have and will, and have been informed by the participating purchasing agents that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Remainder of the page intentionally left blank]

Very truly yours,

INCAPITAL LLC

As Representative of the several Purchasing Agents.

By:	INCAPITAL LLC

By:	/s/ Christopher O’Connor
Name:	Christopher O’Connor
Title:	Managing Director

[Signature Page to Acceleration Request]